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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 10)*

                        American Industrial Properties REIT
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    026791-10-3
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                                  (CUSIP Number)

                  Mark C. Krantz, Kohrman Jackson & Krantz P.L.L.,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  November 25, 1996
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Black Bear Realty, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               -0-
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
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14   TYPE OF REPORTING PERSON*
     OO
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
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

                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Christopher L. Jarratt
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               -0-
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
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14   TYPE OF REPORTING PERSON*
     IN
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
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

                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               -0-
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
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14   TYPE OF REPORTING PERSON*
     OO
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
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

                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               -0-
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jarratt Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               -0-
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
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
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
CUSIP No. 026791-10-3

     Pursuant to Rule 13d-1(f)(1), this Amendment No. 10 to Schedule 13D Statement is filed jointly on behalf of Black Bear Realty, Ltd., an Ohio limited liability company ("Black Bear"), Christopher L. Jarratt of Nashville, Tennessee ("Jarratt"), the Richard M. Osborne Trust (the "Trust"), Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (together with Black Bear, Jarratt and the Trust, the "Selling Parties") and Jarratt Associates, Inc., a Tennessee corporation ("Associates"), for the purpose of reporting the disposition by each reporting person of shares of beneficial interest (the "Shares"), $0.10 par value per share, of American Industrial Properties REIT, a Texas equity real estate investment trust ("American Industrial").

Item 2.   Identity and Background.

     Item 2 is amended and supplemented as follows:

     (a) This Amendment No. 10 to Schedule 13D Statement is filed jointly on behalf of Black Bear, Jarratt, Associates, the Trust and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"). Richard M. Osborne is the sole manager of the Fund.

     (b) The business address of the Fund and Mr. Osborne is 7001 Center Street, Mentor, Ohio 44060.

     (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Fund and Mr. Osborne.

     (e)  Negative with respect to the Fund and Mr. Osborne.

     (f) The Fund is an Ohio limited liability company. Mr. Osborne is a citizen of the United States of America.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a)  None of the reporting persons beneficially own any Shares.

     (b)  Not applicable.

     (c) On November 25, 1996, (i) Black Bear sold 860,800 Shares, (ii) Jarratt sold 25,000 Shares, (iii) the Fund sold 87,300 Shares and (iv) the

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CUSIP No. 026791-10-3

Trust sold 25,000 Shares to American Industrial Properties REIT, Inc., a Maryland corporation, which the Selling Parties understand is a subsidiary of American Industrial, in a private transaction for $2.75 per Share, plus the sum of $25,000.

     (d)  Not applicable.

     (e) On November 25, 1996, each reporting person, and the reporting persons as group under Section 13(d)(3) of the Securities Exchange Act of 1934, ceased to be the beneficial owner of more than five percent of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended and supplemented as follows:

     On November 25, 1996, each Selling Party entered into a Standstill Agreement, a copy of which is attached as Exhibit 7.17 hereto, under which it agreed, among other matters, that for a period of five (5) years neither it nor any affiliate or any entity owned or controlled by any Selling Party or under common ownership or control with any Selling Party, will acquire or offer to acquire, directly or indirectly, Shares; will solicit, directly or indirectly, proxies with respect to American Industrial or; will otherwise seek, alone or in connection with others, to control or influence the management, trust managers or policies of American Industrial.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and supplemented as follows:

     Exhibit 7.16 --  Joint Filing Agreement
     Exhibit 7.17 --  Standstill Agreement
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CUSIP No. 026791-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 26, 1996           BLACK BEAR REALTY, LTD.


                                   /s/ Richard M. Osborne
                                   -----------------------
                                   Richard M. Osborne
                                   Manager

                                   RICHARD M. OSBORNE TRUST


                                   /s/ Richard M. Osborne
                                   ------------------------
                                   Richard M. Osborne
                                   Trustee

                                   TURKEY VULTURE FUND XIII, LTD.


                                   /s/ Richard M. Osborne
                                   ------------------------
                                   Richard M. Osborne
                                   Manager


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
CUSIP No. 026791-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: November 26, 1996           /s/ Christopher L. Jarratt
                                   --------------------------
                                   Christopher L. Jarratt


                                   JARRATT ASSOCIATES, INC.


                                   /s/ Christopher L. Jarratt
                                   --------------------------
                                   Christopher L. Jarratt
                                   President

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CUSIP No. 026791-10-3

                                   Exhibit Index

Exhibit 7.16 --  Joint Filing Agreement
Exhibit 7.17 --  Standstill Agreement